

September 16, 2024

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S. Tucson Way
Suite 130
Centennial, CO 80112

      Re: Nuburu, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response filed September 5, 2024
           File No. 001-39489

Dear Brian Knaley:

We have reviewed your September 5, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Financial Statements
Note 9. Convertible Preferred Stock, page F-19

1. Your response to prior comment 1 indicates that your Series A Preferred Stock should be classified as mezzanine equity in your consolidated balance sheets, but you believe the reclassification would have a negligible impact on stockholders' deficit and no impact on any other balance sheet captions. We note Section 9(a)(i) of the Certificate of Designations of the Series A Preferred Stock states if the Conversion Price of the Series A Preferred Stock exceeds the per share volume-weighted average price of your Common Stock on the Test Date, you are required to redeem all the shares of Series A Preferred Stock then outstanding, to the extent not prohibited by law, at the Original Issuance Price. We also note Section 3 defines the Original Issuance Price as $10.00 per share. Based on the above and on the requirements of ASC 480-10-S99, it is not clear how you determined

the impact of the reclassification disclosed in your response or why you believe the Series A Preferred Stock should not be reclassified to mezzanine equity at its redemption value of $23,889,050. Please explain how you determined the amount to reclassify and how it complies with the requirements of ASC 480-10-S99.

Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing